Exhibit 12.1
THE HILLMAN COMPANIES, INC.
Computation of Ratio of Income to Fixed Charges
Year Ended December 31, 2009
(Dollars in thousands)

Income before Income Taxes	$9,059
Add fixed charges:
Interest expense	40,653
Amortization of debt expense	1,011
Interest portion of rent expense	2,905

Adjusted income	$53,628

Fixed charges:
Interest expense	40,653
Amortization of debt expense	1,011
Interest portion of rent expense	2,905

Fixed Charges	$44,569

Ratio of earnings to Fixed Charges (1)	1.20

(1)	The ratio of earnings to fixed charges has been computed by adding income before income taxes and fixed charges to derive adjusted income, and dividing adjusted income by fixed charges. Fixed charges consist of interest expense on debt (including the amortization of debt expense) and one-third (the proportion deemed representative of the interest portion) of rent expense.